Exhibit 99


Dear Shareholder:

     We are pleased to announce that the Company has adopted a Dividend Reinvestment Plan which provides shareholders with a convenient and economical method of investing cash dividends in additional shares of the Company's Class A Common Stock without paying brokerage fees or other expenses.

     The terms of the Plan are presented in any easy-to-read question-and-answer format in the attached Prospectus. We urge you to read it carefully. As a participant in the Plan, you may elect to have all or part of your cash dividends automatically reinvested in additional shares of Common Stock.

     The Company will bear all expenses associated with stock purchased for your Plan account. Participants will, however, be responsible for the payment of brokerage commissions and other service charges when they sell all or part of their shares held in the Plan.

     Participation in the Plan is entirely voluntary, and shareholders may begin or terminate participation at any time within the limits described in the attached Prospectus. Shareholders who do not wish to participate in the Plan need not take any action and will continue to receive cash dividends, as declared, as usual.

     If after reading the Prospectus you decide to participate in the Plan, please complete the enclosed Authorization Card and return it in the postage-paid envelope provided. Should you have any questions relating to the Plan, please call First Union National Bank of North Carolina, agent under the Plan, at (800) 829-8432. We thank you for your continued support.

                              Sincerely,


                              Micky Arison
                              Chairman of the Board and
                              Chief Executive Officer